

Mail Stop 3720

January 9, 2008

VIA U.S. MAIL AND FAX (507) 359-1611

Ms. Nancy Blankenhagen
Chief Financial Officer
New Ulm Telecom Inc.
27 North Minnesota Street
New Ulm, Minnesota 56073

> **Re: New Ulm Telecom, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2006**
> **Filed March 28, 2007**
> **Forms 10-Q for Fiscal Quarters Ended June 30 and September 30, 2007**
> **File No. 0-3024**

Dear Ms. Blankenhagen:

We have reviewed your supplemental response letter dated November 19, 2007 as well as your filing and have the following comments. As noted in our comment letter dated November 6, 2007, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

Form 10-K for the year ended December 31, 2006

Financial Statements of Hector Communications Corporation

Note 2 – Acquisition of Hector Communications Corporation, page 66

1. We note your response to prior comment 7. Tell us how the level of churn specific to HCC's ILEC companies could substantiate its preliminary estimate of useful life of the customer relationship intangible asset. It is unclear why HCC believes it is appropriate to assign an estimated useful life based on the upper end of the useful life of the customer relationship intangible asset as determined in various accounting studies when historical churn data is available. Please advise. Further, tell us how HCC considered paragraph 11 of SFAS 142 in determining the useful life. Finally, tell us whether HCC has finalized its estimate of the useful life and how it was determined.

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Please respond to these comments within 10 business days or tell us when you will provide us with a response. You may contact Kathryn Jacobson, Senior Staff Accountant, at (202) 551-3365 or Kyle Moffatt, Accountant Branch Chief, at (202) 551-3836 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director